DeGolyer and MacNaughton
5001 Spring Valley Road
Suite 800 East
Dallas, Texas 75244

March 9, 2011

Statoil ASA
Forusbeen 50
N-4035 Stavanger
Norway

Gentlemen:

Pursuant to your request, we have conducted an independent evaluation, on the date of this letter report, to serve as a reserves audit of the net proved crude oil, condensate, liquefied petroleum gas (LPG), and natural gas reserves, as of December 31, 2010, of certain properties (Table 1) owned by Statoil ASA (Statoil). Statoil has represented that these properties account for 100 percent on a net equivalent barrel basis of Statoil's net proved reserves as of December 31, 2010, and that Statoil's net proved reserves estimates have been prepared in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the Securities and Exchange Commission (SEC) of the United States. We have reviewed information provided to us by Statoil that it represents to be Statoil's estimates of the net reserves, as of December 31, 2010, for the same properties as those which we have independently evaluated.

Reserves included herein are expressed as net reserves as represented by Statoil and estimated by DeGolyer and MacNaughton. Gross reserves are defined as the total estimated petroleum to be produced from these properties after December 31, 2010. Net reserves are defined as that portion of the gross reserves attributable to the interests owned by Statoil after deducting interests owned by others.

Estimates of oil, condensate, LPG, and natural gas should be regarded only as estimates that may change as further production history and additional information become available. Not only are such reserves estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

Data used in this audit were obtained from reviews with Statoil personnel, from Statoil files, from records on file with the appropriate regulatory agencies, and from public sources. In the preparation of this report we have relied, without independent verification, upon such information furnished by Statoil with respect to property interests, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. A field examination of the properties was not considered necessary for the purposes of this report.

Methodology and Procedures

Estimates of reserves were prepared by the use of appropriate geologic, petroleum engineering, and evaluation principles and techniques that are in accordance with practices generally recognized by the petroleum industry as presented in the publication of the Society of Petroleum Engineers entitled "Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (Revision as of February 19, 2007)." The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history.

When applicable, the volumetric method was used to estimate the original oil in place (OOIP) and the original gas in place (OGIP). Structure and isopach maps were constructed to estimate reservoir volume. Electrical logs, radioactivity logs, core analyses, and other available data were used to prepare these maps as well as to estimate representative values for porosity and water saturation. When adequate data were available and when circumstances justified, material balance and other engineering methods were used to estimate OOIP or OGIP.

Estimates of ultimate recovery were obtained after applying recovery factors to OOIP or OGIP. These recovery factors were based on consideration of the type of energy inherent in the reservoirs, analyses of the petroleum, the structural positions of the properties, and the production histories. When applicable, material balance and other engineering methods were used to estimate recovery factors. An analysis of reservoir performance, including production rate, reservoir pressure, and gas-oil ratio behavior, was used in the estimation of reserves.

For depletion-type reservoirs or those whose performance disclosed a reliable decline in producing-rate trends or other diagnostic characteristics, reserves were estimated by the application of appropriate decline curves or other performance relationships. In the analyses of production-decline curves, reserves were estimated only to the limits of economic production or to the limit of the production licenses as appropriate.

Definition of Reserves

Petroleum reserves estimated by Statoil and by us included in this report are classified as proved. Only proved reserves have been evaluated for this report. Reserves classifications used by Statoil and by us in this report are in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the SEC. Reserves are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using known production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs consistent with the effective date of this report, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. The petroleum reserves are classified as follows:

> *Proved oil and gas reserves* – Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.
>
> (i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:
(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average

of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Developed oil and gas reserves – Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped oil and gas reserves – Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in [section 210.4–10 (a)

Definitions], or by other evidence using reliable technology establishing reasonable certainty.

Primary Economic Assumptions

The following economic assumptions were used for estimating existing and future prices and costs:

Oil, Condensate, and LPG Prices

Statoil has represented that the oil, condensate, and LPG prices were based on a 12-month average price (reference price), calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual arrangements. Statoil supplied differentials by field to a dated Brent Oil reference price of 79.02 United States dollars (U.S.$) per barrel and the prices were held constant thereafter. The volume-weighted average prices attributable to the proved reserves estimated by DeGolyer and MacNaughton in this report were U.S.$76.10 per barrel for oil and U.S.$57.30 per barrel for condensate and LPG.

Natural Gas Prices

Statoil has represented that the natural gas prices were based on a reference price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual arrangements. A significant quantity of the gas sold by Statoil is subject to contract prices, and the range of such prices is varied. Where appropriate, Statoil supplied differentials by field to a United Kingdom National Balancing Point Index of U.S.$6.51 per thousand cubic feet reference price and the prices were held constant thereafter. The volume-weighted average gas price in this report was U.S.$8.35 per thousand cubic feet.

Operating Expenses and Capital Costs

> Operating expenses and capital costs, based on information provided by Statoil, were used in estimating future costs required to operate the properties. In certain cases, future costs, either higher or lower than existing costs, may have been used because of anticipated changes in operating conditions. These costs were not escalated for inflation.

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant's ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the December 31, 2010, estimated oil and gas volumes. The reserves estimated in this report can be produced under current regulatory guidelines.

Statoil has represented that its estimated net proved reserves attributable to the reviewed properties are based on the definitions of proved reserves of the SEC. Statoil represents that its estimates of the net proved reserves attributable to these properties, which represent 100 percent of Statoil's reserves on a net equivalent basis, are as follows, expressed in millions of barrels (MMbbl), billions of cubic feet (Bcf), and millions of barrels of oil equivalent (MMboe):

	Estimated by Statoil Net Proved Reserves as of December 31, 2010		
	Oil, Condensate, and LPG (MMbbl)	**Sales Gas (Bcf)**	**Oil Equivalent (MMboe)**
Properties Reviewed by DeGolyer and MacNaughton			
Total Proved	2,124	17,965	5,325

Note: Gas is converted to oil equivalent using a factor of 5,612 cubic feet of gas per 1 barrel of oil equivalent.

Our estimates of Statoil's net proved reserves attributable to the reviewed properties are based on the definitions of proved reserves of the SEC and are as follows, expressed in millions of barrels (MMbbl), billions of cubic feet (Bcf), and millions of barrels of oil equivalent (MMboe):

	Estimated by DeGolyer and MacNaughton Net Proved Reserves as of December 31, 2010		
	Oil, Condensate, and LPG (MMbbl)	**Sales Gas (Bcf)**	**Oil Equivalent (MMboe)**
Properties Reviewed by DeGolyer and MacNaughton			
Total Proved	2,082	18,550	5,387

Note: Gas is converted to oil equivalent using a factor of 5,612 cubic feet of gas per 1 barrel of oil equivalent.

In our opinion, the information relating to estimated proved reserves of oil, condensate, natural gas liquids, and gas contained in this report has been prepared in accordance with Paragraphs 932-235-50-4, 932-235-50-6, 932-235-50-7, and 932-235-50-9 of the Accounting Standards Update 932-235-50, *Extractive Industries – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures* (January 2010) of the Financial Accounting Standards Board and Rules 4–10(a) (1)–(32) of Regulation S–X and Rules 302(b), 1201, and 1202(a) (1), (2), (3), (4), (8) of Regulation S–K of the Securities and Exchange Commission.

To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature, we, as engineers, are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.

In comparing the detailed net proved reserves estimates prepared by us and by Statoil, we have found differences, both positive and negative, resulting in an aggregate difference of 1.2 percent when compared on the basis of net equivalent barrels. It is our opinion that the net proved reserves estimates prepared by Statoil on the properties reviewed by us and referred to above, when compared on the basis of net equivalent barrels, in aggregate, do not differ materially from those prepared by us.

DeGolyer and MacNaughton is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1936. DeGolyer and MacNaughton does not have any financial interest, including stock ownership, in Statoil. Our fees were not contingent on the results of our evaluation. This letter report has been prepared at the request of Statoil. DeGolyer and MacNaughton has used all methods and procedures as it considered necessary under the circumstances to prepare this report. All assumptions, data, procedures, and methods used to prepare this report are considered by DeGolyer and MacNaughton to be appropriate for the purpose served by this report.

Submitted,

DeGOLYER and MacNAUGHTON
Texas Registered Engineering Firm F-716

Lloyd W. Cade, P.E.
Senior Vice President
DeGolyer and MacNaughton

CERTIFICATE of QUALIFICATION

I, Lloyd W. Cade Petroleum Engineer with DeGolyer and MacNaughton, 5001 Spring Valley Road, Suite 800 East, Dallas, Texas, 75244 U.S.A., hereby certify:

1. That I am a Senior Vice President with DeGolyer and MacNaughton, which company did prepare the letter report addressed to Statoil dated March 9, 2011, and that I, as Senior Vice President, was responsible for the preparation of this report.

2. That I attended Kansas State University, and that I graduated with a Bachelor of Science degree in Mechanical Engineering in the year 1982; that I am a Registered Professional Engineer in the State of Texas; that I am a member of the International Society of Petroleum Engineers; and that I have approximately 28 years of experience in oil and gas reservoir studies and reserves evaluations.

SIGNED: March 9, 2011

Lloyd W. Cade, P.E.
Senior Vice President
DeGolyer and MacNaughton

Table 1

Country Field
Algeria
In Amenas
In Salah
Angola
Batuque
Clochas
CLOV
Dalia
Gimboa
Girassol
Jasmim
Kizomba "A"
Kizomba "B"
Marimba
Mavacola
Mondo
Pazflor
PSVM
Rosa
Saxi
Azerbaijan
Azeri-Chirag-Gunashli
Shah Deniz
Brazil
Peregrino
Canada
Hibernia
Leismer
Terra Nova
Iran
South Pars
Iraq
West Qurna
Ireland
Corrib
Libya
Mabruk
Murzuk
Nigeria
Agbami

Table 1 – *(Continued)*

Country Field
Norway
Alve
Brage
Brage Sognefjord
Ekofisk
Eldfisk
Embla
Enoch
Fram East
Fram West
Gimle
Gjoa
Glitne
Goliat
Grane
Gudrun
Gullfaks Area
Gungne
Heidrun (incl. North)
Heimdal
Huldra
Kristin
Kvitebjorn
Marulk
Midgard
Mikkel
Morvin
Njord
Norne
Ormen Lange
Oseberg
Oseberg East
Oseberg South
Ringhorne East
Sigyn
Skarv
Skirne
Sleipner East
Sleipner West
Smorbukk
Smorbukk South

Table 1 – *(Continued)*

Country **Field**
Norway – *(Continued)*
Snohvit
Snorre North
Snorre South
Statfjord
Statfjord East
Statfjord North
Sygna
Tor
Tordis Area
Troll
Tune
Tyrihans
Urd
Vale
Valemon
Vega
Vega South
Veslefrikk
Vigdis Area
Vilje
Visund
Visund South
Volve
Yttergryta
Russia
Kharyaga
United Kingdom
Alba
Jupiter
Schiehallion
United States
De Soto Canyon Block 620/621 (Spiderman)
Eagle Ford Play
Green Canyon Block 199 (Lorien)
Green Canyon Block 339 (Frontrunner)
Green Canyon Blocks 683/726/727/770 (Caesar-Tonga)
Marcellus Play - Central District
Marcellus Play - Northern District
Mississippi Canyon Block 496 (Zia)
Mississippi Canyon Block 734 (Thunder Hawk)

Table 1 – *(Continued)*

Country **Field**
United States – *(Continued)*
Mississippi Canyon Block 961 (Q)
Tahiti
Walker Ridge Blocks 633/634/677/678 (St. Malo)
Walker Ridge Blocks 758/759 (Jack)
Venezuela
Petrocedeño